UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons French Capital Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 830,475

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 830,475

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1% (1)

12.	Type of Reporting Person (See Instructions) PN

(1)   Based on 16,332,708 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”),  outstanding following the closing of the initial public offering of the Common Units of the Issuer on February 8, 2017 (the “Offering”), as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”).

CUSIP No. 49435R 102

1.	Names of Reporting Persons French Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 830,475

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 830,475

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)   Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Marcia F. French

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 830,475

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 830,475

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

Item 1.
	(a)	Name of Issuer Kimbell Royalty Partners, LP (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 777 Taylor Street, Suite 810 Fort Worth, Texas 76102

Item 2.
(a)

Names of Persons Filing

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)    French Capital Partners, Ltd.

(ii)   French Capital Management, LLC

(iii)  Marcia F. French

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the Reporting Persons is P.O. Box 11327, Midland, Texas 79701.
	(c)	Citizenship (i) French Capital Partners, Ltd. – Texas (ii) French Capital Management, LLC – Texas (iii) Marcia F. French – United States of America
	(d)	Title of Class of Securities Common units representing limited partner interests in the Issuer (“Common Units”)
	(e)	CUSIP Number 49435R 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

French Capital Partners, Ltd. is the record owner of 830,475 Common Units. French Capital Management, LLC is the general partner of, and may be deemed to beneficially own the Common Units owned by, French Capital Partners, Ltd. Marcia F. French is the managing member of, and may be deemed beneficially own the Common Units that may be deemed to be owned by, French Capital Management, LLC. French Capital Management, LLC and Ms. French disclaim beneficial ownership of such Common Units except to the extent of their pecuniary interest therein.

1.     French Capital Partners, Ltd.

	(a)	Amount beneficially owned: 830,475
	(b)	Percent of class: 5.1% (1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 830,475
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 830,475

2. French Capital Management, LLC
	(a)	Amount beneficially owned: 830,475
	(b)	Percent of class: 5.1% (1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 830,475
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 830,475

3. Marcia F. French
(a)	Amount beneficially owned: 830,475
(b)	Percent of class: 5.1% (1)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 830,475
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 830,475

(1)   Based on 16,332,708 Common Units outstanding following the closing of the initial public offering of the Common Units of the Issuer on February 8, 2017, as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission pursuant to Rule 424(b) on February 6, 2017, and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2017
(Date)

FRENCH CAPITAL PARTNERS, LTD.

By:	French Capital Management, LLC, its general partner

By:	/s/ Marcia F. French
Name:	Marcia F. French
Title:	Manager

FRENCH CAPITAL MANAGEMENT, LLC

By:	/s/ Marcia F. French
Name:	Marcia F. French
Title:	Manager

By:	/s/ Marcia F. French
MARCIA F. FRENCH

EXHIBIT INDEX

99.1        Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons.